UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

SUPERCOM LTD.

(Translation of Registrant’s name into English)

20, Lincoln Street,

Tel Aviv,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Entry into a Material Definitive Agreement.

On July 7, 2020, SuperCom Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such investors an aggregate of 2,370,000 of the Company’s unregistered ordinary shares, NIS $0.25 par value per share (the “Ordinary Shares”), and warrants to purchase up to 2,370,000 of unregistered Ordinary Shares (the “Warrants”), in a private placement offering, for total aggregate gross proceeds of approximately $3.2 million (the “Financing”). The Financing closed on July 9, 2020 (the “Closing Date”).

Pursuant to the Purchase Agreement, the Company agreed that it would not issue any additional Ordinary Shares (or Ordinary Shares equivalents) or file any registration statements (other than as set described herein) for 30 calendar days following the Effective Date (as defined below). Pursuant to the Registration Rights Agreement, dated as of July 7, 2020 (the “Registration Rights Agreement”), entered into with the Purchasers, the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 on or before the date that is 45 calendar days following the date of the Purchase Agreement providing for the resale by the Purchasers of the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Warrants, and to use its best efforts to cause such registration statement to become effective (such effectiveness date, the “Effective Date”) as promptly as possible.

The Warrants have a term of 5 years from the Effective Date, will be exercisable immediately following the Closing Date and have an exercise price of $1.70 per Ordinary Share. A holder of the Warrants will also have the right to exercise its Warrants on a cashless basis if, at the time of exercise there is no effective registration statement registering the Ordinary Shares issuable upon the exercise of the Warrants is not available for the sale of the Ordinary Shares issuable upon exercise of the Warrants. Each Warrant is subject to standard adjustment provisions to reflect stock dividends, splits or other similar transactions with respect to the Ordinary Shares.

The Company intends to use the net proceeds from the Financing for working capital and servicing and repayment of debt as determined by the Company’s board of directors.

Pursuant to the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements pursuant to which these officers and directors agreed that they will not, for a period of 30 days following the Effective Date, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the Closing Date or acquired during the lock-up period.

Maxim Group LLC served as the sole placement agent for the Financing (the “Placement Agent”). The Company paid the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Financing.

The foregoing description is a summary only, does not purport to set forth the complete terms of form of the Purchase Agreement, the Registration Rights Agreement, lock-up agreement and the Warrants and is qualified in its entirety by reference to form of the Purchase Agreement, the Registration Rights Agreement, and the Warrants filed as Exhibits 10.1, 10.2, 10.3 and 4.1, respectively, to this Report on Form 6-K (this “Report”) and hereby incorporated by reference.

The Ordinary Shares, the Warrants and the Ordinary Shares underlying the Warrants were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Exhibit Number	Description
4.1*	Form of Warrant.
10.1*	Form of Securities Purchase Agreement, dated July 7, 2020, between the Company and the Purchasers.
10.2*	Form of Registration Rights Agreement, dated July 7, 2020, between the Company and the Purchasers.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

	By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
Date: July 15, 2020	Title:	Chief Executive Officer